Exhibit 99.5

Baja Mining Corp.
(the “Company”)

TO:  Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return by fax to 604-629-5228 or via scan/email to info@bajamining.com or via mail to the Company at:

Baja Mining Corp.
Suite 2350
1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Please send me the Quarterly Interim Financial Statements for 2010, together with Management’s Discussion & Analysis	□

Please send me the Annual Report for 2010, together with the Annual Financial Statements and Management’s Discussion and Analysis	□

PLEASE CLEARLY PRINT YOUR DETALS BELOW

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN/COUNTRY

PROVINCE/STATE	POSTAL/ZIP CODE

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

DATE: _________________, 2010
SIGNATURE OF SHAREHOLDER